SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          ROK ENTERTAINMENT GROUP INC.

                           (formerly CYBERFUND, INC.)
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                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
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                         (Title of Class of Securities)

                                   74965M 109
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                                 (CUSIP Number)

                               Laurence Alexander
                      President and Chief Executive Officer
                          ROK Entertainment Group Inc.
                       ROK House, Kingswood Business Park
                            Holyhead Road, Albrighton
                             Wolverhamption WV7 3 AU
                                 United Kingdom
                              Tel.: 44-1902-374896
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 14, 2007
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  74965M 109

(1) Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). RBC Trustees (Guernsey) Limited as trustees of the RAM Unapproved Pension Scheme; FEIN (N/A)
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(2)      Check the Appropriate Box if a Member of a Group (a) b) x
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(3)      SEC Use Only
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(4)      Source of Funds OO
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(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)
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(6)      Citizenship or Place of Organization Guernsey
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Number of                   (7)     Sole Voting Power         6,983,934
Shares Bene-
Ficially                    (8)     Shared Voting Power
Owned by Each
Reporting                   (9)     Sole Dispositive Power    6,983,934
Person With
                           (10)     Shared Dispositive Power
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(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         6,983,934
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(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
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(13)     Percent of Class Represented by Amount in Row (11)    13.9%
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(14)     Type of Reporting Person EP
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* Percentage calculated on the basis of 50,250,876 shares of common stock issued and outstanding on November 14, 2007, as set forth in the Issuer's Form 8-K filed on November 20, 2007.


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

Item 1.     Security and Issuer.

            (a) Title and Class of Security: Common Stock, par value $.001 per share.

            (b) Issuer: ROK Entertainment Group Inc. (formerly Cyberfund, Inc.) ROK House, Kingswood Business Park Holyhead Road, Albrighton Wolverhampton WV7 3AU

Item 2.     Identity and Background.

            I. RBC Trustees (Guernsey) Limited as trustees of the RAM Unapproved Pension Scheme

            2(a)        Name: Alan Pearce, Director.

            2(b) Residence: PO Box 48, Canada Court, St. Peter's Port, Guernsey GY1 3BQ.

            2(c)(i)     Present Principal Business: RBC Trustees
                        (Guernsey) Limited as trustees of the RAM
                        Unapproved Pension Scheme manages a pension scheme for employees.

            2(c)(ii) Principal Business and Address of Corporation: PO Box 48, Canada Court, St. Peter's Port, Guernsey GY1 3BQ.

            2(d) Alan Pearce has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            2(e) Alan Pearce was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            2(f) RBC Trustees (Guernsey) Limited as trustees of the RAM Unapproved Pension Scheme is a corporate entity organized under the laws of Guernsey and Alan Pearce is a citizen of Guernsey.

Item 3.     Source and Amount of Funds or Other Consideration.

            The Issuer shares held by the Reporting Individual (the "Shares") were acquired in a share exchange transaction which was completed on November 14, 2007 pursuant to which the Reporting Individual acquired a controlling interest in the Issuer.

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

Item 4.     Purpose of Transaction.

            The purpose of the acquisition of the shares of common stock by the Reporting Individual was for investment. The Reporting Individual intends to review his holdings with respect to the Issuer on a continuing basis. Depending on the Reporting Individual's evaluation of the Issuer's business and prospects, and upon future developments (including, but not limited to, market price of the common stock and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), the Reporting Individual may acquire additional shares of the Issuer's common stock; sell all or a portion of his shares, now owned or hereinafter acquired; or maintain his position with respect to the company, and formulate plans or proposals with respect to any such matters.

Item 5.     Interest in Securities of the Issuer.

            I. RBC Trustees (Guernsey) Limited as trustees of the RAM Unapproved Pension Scheme

            (a)   Aggregate Number: 6,983,934; Percentage: 13.9%.

            (b) Alan Pearce, as Director of RBC Trustees (Guernsey) Limited, has voting and dispositive power over the shares managed by RBC Trustees (Guernsey) Limited. RBC Trustees (Guernsey) Limited has sole voting and dispositive power over the 6,983,934 shares managed by RBC Trustees (Guernsey) Limited as trustees of the RAM Unapproved Pension Scheme.

            (c)   None.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Individual and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

            None.

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


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  January 29, 2008                    RBC TRUSTEES (GUERNSEY) LIMITED
                                            AS TRUSTEES OF THE RAM
                                            UNAPPROVED PENSION SCHEME


                                            By: /s/ Alan Pearce
                                                --------------------------------
                                                     Alan Pearce
                                                     Director










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